# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STANDARD LITHIUM LTD., CIK 0001537137
CUSIP: 853606101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3600 N CAPITAL OF TX HWY,, BUILDING B, SUITE 2300, AUSTIN, Texas (TX), 78746
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 18,782,350; sole dispositive power 18,782,350; aggregate amount beneficially owned 18,782,350 (7.74% of the class)

## Item 1. Issuer
Name of issuer: STANDARD LITHIUM LTD.
Address of issuer's principal executive offices: 3600 N CAPITAL OF TX HWY,, BUILDING B, SUITE 2300, AUSTIN, Texas, 78746

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York NY 10017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 18782350
Percent of class: 7.74
Sole power to vote or to direct the vote: 18782350
Sole power to dispose or to direct the disposition: 18782350

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The VanEck Rare Earth and Strategic Metals ETF, an investment company registered under the Investment Company Act of 1940, has the right to receive dividends and proceeds from the sale of 12,672,072 of the shares reported by Van Eck Associates Corp

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Assistant Vice President, Van Eck Associates Corporation (05/15/2026)